PROSPECTUS SUPPLEMENT	Filed pursuant to 424(b)(3)
(To Prospectus dated April 21, 2014)	Registration Statement No. 333-192966

(Proposed Holding Company for Investors Bank)

Up to 230,000,000 Shares of Common Stock

This prospectus supplements the prospectus of New Investors Bancorp, Inc., dated April 21, 2014 (the “Prospectus”), and should be read together with the Prospectus (and any amendments thereto), a copy of which is attached. This prospectus supplement, together with the Prospectus, is being distributed to investors in the following jurisdictions who must meet the qualifications described below in order to participate in the offering.

United Kingdom

This supplement and the Prospectus do not constitute a prospectus for the purposes of the prospectus rules issued by the United Kingdom Financial Conduct Authority (the “FCA”) pursuant to Section 84 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”) and has not been approved by or filed with the FCA. The shares may not be offered or sold and will not be offered or sold to the public in the United Kingdom (within the meaning of section 102B of the FSMA) save in the circumstances where it is lawful to do so without an approved prospectus (within the meaning of section 85 of the FSMA) being made available to the public before the offer is made. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any shares except in circumstances in which section 21(1) of the FSMA does not apply to us. This supplement and the Prospectus is directed only at (a) persons outside the United Kingdom, (b) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “FPO”), or (c) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in article 49(2) of the FPO. Any investment or investment activity to which this supplement and the Prospectus relates is only available to and will only be engaged in with such persons and persons who do not fall within (a), (b) or (c) above should not rely on or act upon this communication or any of its contents.

Italy

This prospectus supplement and the attached Prospectus have not been submitted to the Commissione Nazionale per le Società e la Borsa, the Italian Securities Exchange Commission (“CONSOB”), for clearance and will not be subject to formal review or clearance by CONSOB.

Accordingly, the shares may not be offered, and copies of this prospectus or any other document relating to the shares may not be distributed in Italy except:

(a)	to “qualified investors” (investitori qualificati), as defined pursuant to Article 34-ter, first paragraph, letter b), of CONSOB regulation No. 11971 of May 14, 1999, as amended, concerning issuers (“Regulation No. 11971”), but excluding (i) small and medium enterprises and natural persons indicated in Regulation No. 11971 that have not been included in the register of qualified investors, (ii) management companies and financial intermediaries authorized to manage individual portfolios on behalf of third parties and (iii) fiduciary companies managing portfolio investments regulated by Article 60, paragraph 4 of Legislative Decree No. 415 of July 23, 1996; or

(b)	in other circumstances that are exempt from the rules on public offers pursuant to Article 100 of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Italian Financial Act”), and its implementing CONSOB regulations, including Regulation No. 11971.

Any such offer, sale or delivery of the shares offered hereby or distribution of copies of this prospectus supplement and the Prospectus, or any other document relating to the offering in the Republic of Italy must be in compliance with the selling restrictions under (a) and (b) above and must be:

(i)	made by soggetti abilitati (including investment firms (imprese di investimento), banks or financial intermediaries, as defined by Article 1, first paragraph, letter r), of the Italian Financial Act), to the extent duly authorized to engage in the offering and/or underwriting and/or purchase of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Italian Financial Act, CONSOB Regulation 16190 of October 29, 2007, as amended, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Act”) and any other applicable laws and regulations; and

(ii)	in compliance with any other applicable requirements or limitations which may be imposed by CONSOB, the Bank of Italy or any other Italian regulatory authority.

Any investor purchasing the shares offered hereby is solely responsible for ensuring that any offer or resale of the shares it purchased occurs in compliance with applicable laws and regulations.

In accordance with Article 100-bis of the Italian Financial Act, the subsequent resale on the secondary market in the Republic of Italy of the shares offered hereby (which were part of an offer made pursuant to an exemption from the obligation to publish a prospectus) constitutes a distinct and autonomous offer that must be made in compliance with the public offer and prospectus requirement rules provided under the Italian Financial Act and the Regulation No. 11971 unless an exemption applies. Failure to comply with such rules may result in the subsequent resale of such shares being declared null and void and the intermediary transferring the shares may be liable for any damage suffered by the investors.

Switzerland

This prospectus supplement and the Prospectus do not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The shares may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the shares may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the shares in Switzerland.

France

This supplement and the Prospectus have not been prepared in the context of a public offer of securities in the Republic of France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 and seq. of the General Regulations of the Autorité des marchés financiers and has therefore not been and will not be submitted to the clearance procedures of the Autorité des marchés financiers or the competent authority of another member state of the European Economic Area and notified to the Autorité des marchés financiers.

We and the underwriters have not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer, directly, or indirectly, the shares to the public in the Republic of France and that any offers, sales or other transfers of the shares in the Republic of France will be made in accordance with Articles L. 411-2 of the French Code monétaire et financier only to: (i) qualified investors (investisseurs qualifiés) acting for their own account and/or (ii) a restricted circle of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in Articles D. 411-1 and D. 411-2 of the French Code monétaire et financier and/or (iii) persons providing portfolio management financial services (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (iv) investors acquiring each at least €100,000 worth, or the foreign currency equivalent thereof, of shares, per transaction.

In addition, we have not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France this supplement and the Prospectus or any other offering material relating to our shares other than to investors to whom offers, sales or other transfers of the shares in the Republic of France may be made as described above.

Germany

This supplement and the Prospectus have not been prepared and is not being distributed in the context of, and does not constitute, a public offer of securities in Germany within the meaning of the German Securities Prospectus Act (Wertpapierprospektgesetz), which implemented the Prospectus Directive 2003/71/EC, and they have not been and will not be filed with, approved by or notified to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).

Accordingly, any person making or intending to make an offer in Germany of shares that are the subject of the offering and sales of shares contemplated in this supplement and the Prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Section 3 of the German Securities Prospectus Act or supplement a prospectus pursuant to Section 16 of the German Securities Prospectus Act, in each case, in relation to such offer.

As a result, this supplement and the Prospectus, copies thereof or any other documents relating to the offering or the shares may not be distributed, and the shares may not be offered or sold in Germany other than to certain qualified investors or in transactions which are otherwise exempt from the prospectus requirement of the German Securities Prospectus Act (Wertpapierprospektgesetz). Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish or supplement a prospectus for such offer.

Completion of the Conversion Offering is Subject to Certain Conditions.

Completion of the conversion offering remains subject to (1) receipt of shareholder and depositor approvals and (2) the sale of at least 170,000,000 shares of common stock, which is the minimum of our offering range.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the New Jersey Department of Banking and Insurance, nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

RBC CAPITAL MARKETS KEEFE, BRUYETTE & WOODS SANDLER O’NEILL+PARTNERS, L.P.

Joint Lead Managers

BARCLAYS	DEUTSCHE BANK SECURITIES	J.P. MORGAN

STERNE AGEE	BOENNING & SCATTERGOOD, INC.

The date of this prospectus supplement is April 22, 2014